Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161199
PROSPECTUS

$50,000,000

Ordinary Shares, no par value, in the form of Ordinary Shares or American Depositary Shares
Debt Securities
Guaranteed Debt Securities
Warrants to Purchase Ordinary Shares
Rights to Purchase Ordinary Shares

References in this Prospectus to “$” and “US$” are to United States dollars.  Australian dollars are indicated by the symbol “A$”.

The Ordinary Shares may be represented by American Depositary Shares (“ADSs”), sold in the form of American Depositary Receipts (“ADRs”). Each ADS represents twenty (20) of our Ordinary Shares.  See “Description of American Depositary Shares.” Our American Depositary Receipts are listed on NYSE Amex (formerly the American Stock Exchange) under the symbol “SSN” and our Ordinary Shares are listed on the Australian Securities Exchange under the symbol “SSN.” On August 7, 2009, the closing price of our ADRs on NYSE Amex was $0.40 and the closing price of our Ordinary Shares on the ASX was A$0.028.

The aggregate market value of our outstanding Ordinary Shares as of August 7, 2009 was A$6,731,038.  We have not offered any securities during the past twelve months pursuant to General Instruction I.B.5 on Form F-3.

Investing in our securities involves risk. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Please read this prospectus carefully. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information.

The date of this prospectus is August 21, 2009.

TABLE OF CONTENTS

You should rely only on information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus.

We are not making an offer of these securities in any jurisdiction where the offering is not permitted.

i

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission (“Commission”) allows us to “incorporate by reference” certain publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus.  Information that we file with the Commission after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports.  We incorporate by reference the documents listed below and any subsequent annual reports filed on Form 20-F and those of our reports submitted to the Commission on Form 6-K that we specifically identify in such form as being incorporated by reference (1) after the date of this registration statement and before its effectiveness and (2) until all of the securities offered pursuant to this prospectus have been sold.

The following documents filed with the Commission are incorporated by reference in this prospectus:

1.	our Annual Report on Form 20-F, for the year ended June 30, 2008, filed December 19, 2008, excluding Item 17;

2.
our Current Reports on Form 6-K filed January 30, 2009, March 17, 2009, March 31, 2009, April 6, 2009 (containing a re-issued audit report and financial statements for the year ended June 30, 2008, as amended on Form 6-K/A on July 10, 2009), May 1, 2009, July 8, 2009 and August 4, 2009; and

3.	the description of our capital stock contained in our Registration Statement on Form 20-F, filed July 6, 2007.

We will furnish without charge to each person, including any beneficial owner to whom a prospectus is delivered, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein.  You should direct any requests for documents to:

Samson Oil & Gas Limited
Suite 210
1726 Cole Blvd
Lakewood, CO 80401
Attn: Chief Financial Officer
Tel: 303-295-0344

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents.  Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you.  You should refer to the copy of such contract or other document filed as an exhibit to our filings.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K.  You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.  Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. Registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from June 30, the end of our fiscal year. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These statements include but are not limited to management’s comments regarding business strategy, exploration and development drilling prospects and activities at our Jonah Field, Look Out Wash Field, State GC Field and North Stockyard properties, oil and gas pipeline availability and capacity, natural gas and oil reserves and production, our ability to obtain waivers for current violations under the loan facility with Macquarie Bank, the issuance of Ordinary Shares to Macquarie Bank in exchange for options cancellations, our ability to and methods by which we may raise additional capital, production and future operating results.

In this Registration Statement, the use of words such as “anticipate,” “continue,” “estimate,” “expect,” “likely,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties. While we believe that the expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. The differences between actual results and those predicted by the forward looking statements could be material. These differences may be attributed to the factors described herein under the heading “Risk Factors” starting on page 3 of this Registration Statement, or other factors not listed there. including, without limitation, the following:

•	deviations in and volatility of the market prices of both crude oil and natural gas;
•	our entrance into transactions in derivative instruments;
•	our ability to continue as a going concern;
•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities;
•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;

•	timing, amount, and marketability of production;
•	third party curtailment, processing plant or pipeline capacity constraints beyond our control;
•	our ability to find, acquire, market, develop and produce new properties;
•	effectiveness of management strategies and decisions;
•	the strength and financial resources of our competitors;
•	climatic conditions;
•	changes in the legal and/or regulatory environment and/or changes in accounting standards policies and practices or related interpretations by auditors or regulatory entities; and
•	unanticipated recovery or production problems, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.

Many of these factors are beyond our ability to control or predict. Neither these factors nor those included in the “Risk Factors” section of this Registration Statement are intended to represent a complete list of the factors that may affect us.

PROSPECTUS SUPPLEMENT

This prospectus provides you with a general description of the securities we may offer.  Unless the context otherwise requires, we will refer to the Ordinary Shares, American Depositary Shares, debt securities, warrants and rights as the “offered securities.”  Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add to, update or change information contained in this prospectus.  Accordingly, to the extent consistent, information in this prospectus is superseded by the information in the prospectus supplement.  You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can More Information.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our securities. The occurrence of any of the following risks could materially harm our business, financial condition, results of operations or cash flows. In any such case, the trading price of our securities could decline, and you could lose all or part of your investment. When determining whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus, including our consolidated financial statements and the related notes.

Risks Related To Our Business and Industry.

Our credit facility imposes restrictions on us that may affect our ability to successfully operate our business.

On May 26, 2006, our wholly-owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to issue senior convertible loans in an aggregate principal amount of US$21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Look Out Wash Fields.  At the end of May 2009, Samson USA has repaid US$4 million of the outstanding principal amount, which is currently approximately US$17 million.  The Loans are secured by substantially all of the assets of the Company and its subsidiaries, including Samson USA, and are guaranteed by the Company.

The Loan Facility, which was most recently amended effective September 6, 2007, contains customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates.  We are also required to maintain specified financial requirements, including a covenant that the ratio of the Company’s proved developed producing reserves to its outstanding debt must be no less than 1.2:1.  In addition, the Company (on a consolidated basis) is also required to maintain a current ratio greater than 1:1 and is required to maintain aged debts (greater than 90 days outstanding) of less than US$1,000,000. The debt covenants are measured quarterly.  These restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted.

We were in violation of the reserve to debt ratio covenant as at December 31, 2008.  On 25 March 2009, Macquarie granted us a waiver in connection to this violation. In connection with this waiver, we were required to enter into additional hedging transactions, with reference to our anticipated production of natural gas, priced at the CIG and Henry Hub price points, and with reference to our anticipated oil production, priced at WTI price points.

We were in violation of the reserve to debt ratio covenant as at March 31, 2009.  Negotiations are ongoing with Macquarie with a view to restructuring the facility – with an asset sale or possibly through an equity raising.  There is however no assurance that a waiver will be granted by Macquarie or if it is, what terms and conditions may be imposed on us.  If we fail to meet the requirements of the Loan in the future, we may be required to seek additional waivers from Macquarie, which may not be granted at all or on acceptable terms.  If we are required to take certain action with respect to alternative financing arrangements, we may be unable to obtain such financing on terms acceptable to us.  As a result of the breach of covenant the financier has the right to request the immediate repayment of the debt.  These matters raise substantial doubt as to our ability to continue as a going concern.

Oil and natural gas prices are extremely volatile, and a decrease could adversely affect our revenues, cash flows and profitability.

Our revenues, profitability and future rate of growth depend principally upon the market prices of oil and natural gas, which fluctuate widely.  Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. For example, if the price of oil and natural gas were to have been 10% lower in the years ended June 30, 2008 and 2007, the net loss reported by the Company would have increased by 29.45% and 40.61% respectively.

Factors that can cause market prices of oil and natural gas to fluctuate include:

•	national and international financial market conditions;

•	uncertainty in capital and commodities markets;

•	the level of consumer product demand;

•	weather conditions;

•	U.S. and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political and economic conditions in oil producing countries, particularly those in the Middle East, including actions by the Organization of Petroleum Exporting Countries;

•	the foreign supply of oil and natural gas; and

•	the price of oil and gas imports, consumer preferences; and

•	overall U.S. and foreign economic conditions.

We are not able to predict future oil and gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Additionally, the location of our producing wells may limit our ability to take advantage of spikes in regional demand and resulting increases in price. The expansion of the gas supply from competitors in the Rocky Mountain region has resulted in a lower gas price being received in that region compared to the balance of the mainland United States. Historically, gas originating in the Rockies has traded at a 15 to 20% discount to the NYMEX market. The historical discount expanded as much as a 50% during the summer of 2008 as a result of maintenance performed on the Rockies Express natural gas pipeline (“REX”), which had the immediate effect of creating a surplus of gas from the areas to the south and west of Wyoming (where the majority of our producing properties are located), to the price points in and around Cheyenne in the eastern part of Wyoming.  On the other hand, the ongoing extension of the REX from Audrain County, Missouri to Monroe County, Ohio, currently projected to be fully operational by fall of 2009, is expected to increase the demand for natural gas from the Rocky Mountains as it becomes available to users in the eastern half of the United States for the first time.  While such increased demand would normally be expected to increase the prices received for such gas, other factors, such as the sharp downturn in worldwide economic activity over the past several months, may dampen or even reverse any such positive impact on prices.

Lower oil and natural gas prices may not only decrease our revenues, but also may reduce the amount of oil and natural gas that we can produce economically.  Such a reduction may result in substantial downward adjustments to our estimated proved reserves and require write-downs of our properties.  If this occurs, or if our estimates of development costs increase, our production data factors change or our exploration results do not meet expectations, accounting rules may require us to write down the carrying value of our oil and natural gas properties to fair value, as a non-cash charge to earnings.  International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) require us to assess impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to estimated discounted future net cash flows on a field-by-field basis, using estimated production based upon prices at which management reasonably estimates such products to be sold. If net capitalized costs exceed discounted future net cash flows, the measurement of impairment is based on estimated fair value, which would consider future discounted cash flows.  We were required to recognize impairment charges at December 31, 2008 of US$20,699,022, based primarily on the deterioration of oil and natural gas prices.  If current prices and conditions continue or worsen, we may incur substantial additional impairment charges in the future, which could have a material adverse effect on our results of operations.

The worldwide crisis in credit and financial markets may affect our ability to obtain additional funding on acceptable terms.

While the recent turmoil in the global financial system has not affected our relationship with our primary lender, we may face challenges in the future if conditions in the financial markets do not improve.  We will require additional capital to develop our undrilled acreage, however, financing may not be available to us for such activity.  We do not have any additional availability under our existing credit facility.  If other funding is not available, or is available only on unfavorable terms, we may be unable to implement our drilling plans, make capital expenditures, or take advantage of future business opportunities.  Such a curtailment of our exploration activities and operations would have an adverse effect on our revenues and results of operations.

Reserve estimates are imprecise and subject to revision.

Estimates of oil and natural gas reserves are projections based on available geologic, geophysical, production and engineering data.  There are uncertainties inherent in the manner of producing, and the interpretation of, this data as well as in the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors including:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the ability of the Company to access the capital required to develop proved undeveloped locations;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the engineers preparing the estimate.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will likely vary from our estimates. Any significant variance could materially affect the quantities and value of our reserves.  Our reserves may also be susceptible to drainage by operators on adjacent properties.  We are required to adjust our estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices.

Investors should not construe the present value of future net cash flows as the current market value of the estimated oil and natural gas reserves attributable to our properties.  The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, even though actual future prices and costs may be materially higher or lower.  Factors that will affect actual future net cash flows include:

•	the amount and timing of actual production;

•	the price for which that oil and gas production can be sold;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by natural gas and oil purchasers; and

•	changes in government regulations or taxation.

As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a write-down of our oil and gas properties, as occurred at December 31, 2008.

We operate only a small percentage of our proved properties.

The business activities at all of our material producing properties are conducted through joint operating agreements under which we own partial non-operating interests in the properties.  As a result, we do not have control over normal operating procedures, expenditures, or future development of those properties, including our Jonah Field, Look Out Wash, North Stockyard and State GC properties.  Consequently, the operating results with respect to those properties are beyond our control.  The failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues.  In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, the participation of other owners in drilling wells, and the appropriate use of technology.  Since we do not have a majority interest in most of these properties, we may not be in a position to remove the operator in the event of poor performance. Further, significant cost overruns of an operation in any one of these projects may require us to increase our capital expenditure budget and could result in some wells becoming uneconomic.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics.  Our reserves will decline significantly as production occurs unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities.  Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves that are economically feasible and in developing existing proved reserves.

To the extent that cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. We are currently constrained in our ability to raise additional capital by our US$21 million credit facility with Macquarie Bank Limited (“Macquarie”), which provides Macquarie with a first priority security interest over all of our oil and gas assets. As such, we must obtain Macquarie’s consent prior to the sale or other deposition of any existing assets or the acquisition of any new assets if the acquisition would involve the incurrence of additional debt.

Forward sales and hedging transactions may limit our potential gains or expose us to losses.

To manage our exposure to price risks in the marketing of our natural gas and as required by Macquarie under the Loan Facility (as defined below), we have entered into hedging arrangements for a portion of our oil and natural gas production.  As of August 7, 2009, we have fixed price forward swaps and ratio collars in place with respect to our 2009 and 2010 production.

Our hedging transactions expose us to certain risks and financial losses, including, among others:

•	our production is less than expected;
•	the risk that we may be limited in receiving the full benefit of increases in oil and natural gas prices as a result of these transactions;
•	the risk that we may hedge too much or too little production depending on how oil and natural gas prices fluctuate in the future;
•	the risk that there is a change to the expected differential between the underlying price and the actual price received; and
•	the risk that a counterparty to a hedging arrangement may default on its obligation to us.

Our producing properties in the Rocky Mountains are vulnerable to extreme seasonal weather, environmental regulation and production constraints.

Our operations are currently focused on the Rocky Mountain region, and our producing properties and new drilling opportunities are geographically concentrated in that area.  As a result, success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to that region.  Such conditions can include extreme seasonal weather, which could limit our ability to access our properties or otherwise delay or curtail our operations.  Also, there could be delays or interruptions of production from existing or planned new wells by significant governmental regulation, transportation capacity constraints, curtailment of production, interruption of transportation, or fluctuations in prices of oil and natural gas produced from the wells in the region.

In addition, some of the properties we intend to develop for production are located on federal lands where drilling and other related activities cannot be conducted during certain times of the year due to environmental considerations.  This could adversely affect our ability to operate in those areas and may intensify competition during certain times for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages.  These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

The marketability of our production depends upon the availability, operation and capacity of gas gathering systems and the availability of interstate pipelines and processing facilities, all of which are owned by third parties. The Rocky Mountain region has seen a significant increase in drilling activity in recent years, which has resulted in, among other effects, an increasingly limited supply of drilling rigs, completion equipment and qualified personnel to provide the services necessary to drill, complete and rework new wells, as well as insufficient pipeline capacity. Moreover, the construction of the Rockies Express gas pipeline, which will eventually run from Colorado to Ohio, has resulted in a surplus of gas from the areas to the south and west of Wyoming, further limiting pipeline export capacity from the region and resulting in significant reductions in the regional gas prices. These prices have returned to more historically normal levels as the Rocky Mountain Express has extended further east.  The final eastward leg will extend an additional 638 miles from Audrain County, Missouri to the Clarington Hub in Monroe County, Ohio.  This eastward leg began partial service in December, 2008 with full service scheduled to be in effect in the fall of 2009.

The unavailability or lack of capacity of these systems and facilities, which result from factors beyond our control, could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may have their production curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities.

Petroleum exploration and development involves substantial business risks.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	weather conditions;

•	ability to fund capital necessary to develop exploration properties and producing properties;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.

While there can be no assurance as to the actual costs we will incur to develop our proved reserves, as of June 30, 2008, we estimate that cost at approximately US$10.1 million.  Various uncertainties may affect the accuracy of our estimate.  For example, we may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in economic quantities.  Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative.  It is impossible to predict with certainty the production potential of a particular property or well.  Furthermore, a successful completion of a well does not ensure a profitable return on the investment.  A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the viability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable.  A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well.

Our industry experiences numerous operating hazards.

The exploration, development and operation of oil and gas properties involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases.  These industry operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations, any of which could result in substantial losses.

Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages.  Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires.  We may also be subject to damage claims by other oil and gas companies.

Although our operating partners and we maintain insurance to cover our operations, some risks, such as pollution and environmental risks generally, are not fully insurable.  Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks.  If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.

Competition in the oil and natural gas industry is intense.

The oil and natural gas industry is intensely competitive, and we compete with other companies that are significantly larger and have greater resources.  Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis.  These companies may be able to pay higher prices for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit.  In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices.  Our larger competitors may also be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can.  Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our exploration, development, and production operations are regulated extensively at the federal, state and local levels.  Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells.  Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages.  Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject us to administrative, civil and criminal penalties.  Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

The environmental laws and regulations to which we are subject:

•	require applying for and receiving a permit before drilling commences;
•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;
•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; and
•	impose substantial liabilities for pollution resulting from our operations.

We may be required to prepare an environmental impact statement (“EIS”) in order to obtain the permits necessary to proceed with the development of certain properties, including our Greens Canyon property.  There can be no assurance that we will obtain all necessary permits and, if obtained, that the costs associated with completing the EIS and obtaining such permits will not exceed those that had been previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could cause us to delay or abandon the further development of these properties.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition.  Over the years, we have owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control.  Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of any such previously released materials or property contamination at such locations, in some cases regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

We depend on key personnel.

The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success.  Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel.  Loss of the services of any of these people could have a material adverse effect on our operations.  We maintain a US$1,000,000 “key man” insurance policy on our Chief Executive Officer, but not on any other executive.  Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals.  Competition for these and other professionals is extremely intense.  If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

Risks Related to Our Securities.

Currency fluctuations may adversely affect the price of our ADRs relative to the price of our Ordinary Shares.

The price of our Ordinary Shares is quoted in Australian dollars and the price of our ADRs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADRs and the U.S. dollar equivalent of the price of our Ordinary Shares. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ADRs and the U.S. dollar equivalent of the price of our Ordinary Shares, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADRs could decline, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. If dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADRs will receive from the depositary (as defined below in “Description of American Depositary Shares”).

We may be or become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in negative tax consequences to the holders of our securities.

Potential investors in our securities should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Although we believe were not a PFIC for the 2008 fiscal year and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control and may be subject to uncertainties, and we cannot assure you that we have not been or will not be a PFIC. We undertake no obligation to advise investors in our securities as to our PFIC status for any year.

If we are a PFIC for any year, any holder of our Ordinary Shares, ADRs, options, warrants or convertible debt who is a U.S. person for U.S. federal income tax purposes (”U.S. Holder”) and whose holding period for those securities includes any portion of a year in which we are a PFIC generally will be subject to a special adverse tax regime imposed on “excess distributions” of a PFIC, whether or not we are a PFIC in the year an excess distribution is made or received. Excess distributions include certain distributions received on shares in a PFIC in a taxable year. Gains recognized by a U.S. Holder on a sale or other transfer of our Ordinary Shares, ADRs, options, warrants or convertible debt (including certain transfers that would otherwise be tax free) will also generally be taxed as an excess distribution.  Under the PFIC rules, excess distributions would be allocated ratably to a U.S. Holder’s holding period.  For this purpose, the holding period of our Ordinary Shares or ADRs acquired through either an exercise of warrants or options or a conversion of convertible debt would include the holder’s holding period in those warrants, options, or convertible debt.

           The portion of any excess distributions (including gains treated as excess distributions) allocated to the current year would be includible by the investor as ordinary income in the current year.  The portion of any excess distributions allocated to prior years would be taxed to the investor at the highest marginal rate applicable to ordinary income for each year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

In certain cases, elections may be made to mitigate the adverse tax rules that apply to PFICs (the so-called “mark-to-market” and “qualifying electing fund” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.  These elections are not available to U.S. Holders with respect to warrants, options or convertible debt.  We have not decided whether we will provide the U.S. Holders of our Ordinary Shares or ADRs with the annual information required to make a QEF election.

Additional adverse rules will apply to U.S. Holders of our securities for any year in which we are a PFIC and own or dispose of shares in another corporation that is itself a PFIC.  Special adverse rules that impact certain estate planning goals could apply to our equity securities if we are a PFIC.

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers our American Depositary Receipts, or ADRs, on our behalf. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders which are described below in “Description of Ordinary Shares.” The depositary will be the holder of the Ordinary Shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. For a description of ADR holder rights, see “Description of American Depositary Shares.”

Our ADR holders do not have the right to receive notices of general meetings or to attend and vote at our general meetings of shareholders. Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depository to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or to exercise their right to vote unless they withdraw the Ordinary Shares. Moreover, our ADR holders may not know about the meeting enough in advance to withdraw the shares. If we do ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practicable, subject to Australian law and the provisions of the depositary agreement, to vote the Ordinary Shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights. See the risk factor “Our holders of ADRs may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested” in this section “Risk Factors.”

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Dividends and other distributions payable to our shareholders with respect to our Ordinary Shares generally will be payable directly to them. Any dividends or distributions payable with respect to Ordinary Shares held as ADRs will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of Ordinary Shares their ADRs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs” in this section “Risk Factors.”

Our holders of ADRs may not be able to exercise voting rights or insure that their shares are voted as they request.

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. We may not be required to instruct the depository to ask for the voting instructions of our ADR holders and we may not do so voluntarily. If we do not ask for the voting instructions of our ADR holders, our ADR holders will not be able to exercise their right to vote unless they withdraw their Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the Ordinary Shares or they may be unable to withdraw their Ordinary Shares at that time because of temporary delays in the withdrawal of shares that may arise from time to time (for example, if the holder owes fees, taxes or similar charges, or if it is necessary to prohibit the withdrawal of shares in order to comply with any laws or governmental regulations). If we do ask for instructions on how the ADRs wish to vote, the depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders; however, we cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that there is a risk that our ADR holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of Ordinary Shares their ADRs represent.

In the case of a cash dividend, the depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.  If it is not possible to convert any cash dividends or distribution into US$, then the deposit agreement with the depositary allows the depositary to distribute foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Risks Related to Our Shares Generally.

The prices of our Ordinary Shares and ADRs have been and will likely continue to be volatile.

The trading prices of our Ordinary Shares on the ASX and of our ADRs on the NYSE Amex have been, and likely will continue to be, volatile.  Other natural resource companies have experienced similar volatility and we expect that results of exploration activities, the price of oil and natural gas, future operating results, market conditions for natural resource shares in general, and other factors beyond our control, could have a significant, adverse impact on the market price of our Ordinary Shares and ADRs.  Volatility creates opportunities for arbitrage trading between the ASX and U.S. markets, which may artificially inflate or deflate the price of our securities.

We do not expect to pay dividends in the foreseeable future. As a result, holders of our Ordinary Shares and ADRs must rely on appreciation for any return on their investment.

We do not anticipate paying cash dividends on our Ordinary Shares in the foreseeable future. Accordingly, holders of our Ordinary Shares and ADRs will have to rely on capital appreciation, if any, to earn a return on their investment in our Ordinary Shares. Furthermore, we are subject to contractual restrictions on the payment of dividends under the terms of our US$21 million credit facility with Macquarie Bank Limited.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Substantially all of our directors named in this Registration Statement reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

As a foreign private issuer, we are not required to provide you with the same information as an issuer organized in the United States, therefore, you may not be afforded the same protections or information you would have if you invested in a United States public corporation.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

In accordance with the listing rules (“ASX Listing Rules”) of the Australian Securities Exchange (“ASX”) and the Australian Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with IFRS.  With respect to our financial reporting requirements in Australia, our annual financial statements are audited, and our semi-annual financial statements undergo a review by our independent auditors. This information, which may have an effect on the stock price of our Ordinary Shares on the ASX, and the price of our ADRs on the NYSE Amex will also be disclosed immediately in the public media and to the ASX. Other relevant information pertaining to us will also be disclosed as required by the regulations of the ASX and information dissemination requirements for listed companies. We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of Commission Form 6-K. Nevertheless, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation because the Form 10-Q and Form 8-K requirements are not applicable to us. We will, however, be required to file an annual report on Form 20-F, which is currently required to be filed within six months of the end of each fiscal year.

OUR BUSINESS

Samson Oil & Gas Limited (“Samson” or the “Company”) is a company limited by shares, incorporated on April 6, 1979 under the laws of Australia.  The Company was initially listed on the ASX on April 17, 1980 using the name “Samson Exploration NL.” On January 12, 2005 it changed its name to Samson Oil and Gas NL. On February 10, 2006, it changed its name again to Samson Oil and Gas Limited.

In early 2005, Samson entered the United States oil and gas market by the acquisition of a control position in Kestrel Energy Inc., a Colorado corporation (“Kestrel”), and increased its holdings from 78.8% of Kestrel’s outstanding shares at June 30, 2005 to 93.7% at June 30, 2006. Kestrel’s assets were composed of approximately 20,000 acres in the Green River Basin in Wyoming, including projects in the Baxter Shale, Greens Canyon, Stage Coach East, Browns Ranch and Firehole Canyon and 6,000 acres in the Amber Field in Grady County, Oklahoma. On July 14, 2006, Kestrel filed a Plan of Merger with the Secretary of State in Colorado, which filing had the effect of cancelling all remaining Kestrel shares and granting to its shareholders the right to receive US$142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidation). Following the cancellation of these shares, Kestrel became a 100% owned subsidiary of Samson. Kestrel was subsequently merged with and into Samson’s other wholly-owned subsidiary, Samson Oil and Gas USA, Inc., a Colorado corporation, effective March 5, 2007.

The Kestrel acquisition signaled a change in our business strategy, whereupon we moved from holding investments in resources companies to active oil and gas exploration, production and development in the United States.

On May 29, 2006, Samson Oil and Gas USA, Inc., a 100% owned subsidiary of Samson, completed the acquisition of two producing assets located in the Green River Basin in Wyoming. The assets comprise a 21% equity interest in the 250 acre crestal portion of the Jonah Field and 16.6% of the gross acreage for 12,500 acres in the Look Out Wash Field.

Recent Developments

On March 13, 2009, we entered into an agreement with Macquarie Bank Limited (“Macquarie”) for them to acquire a substantial shareholding in the company (approximately 15% of our outstanding Ordinary Shares at the time) in exchange for cancelling the previously issued options associated with the Loan Facility.  Under the agreement, we issued 29.3 million Ordinary Shares to Macquarie on March 16, 2009 and  2 million additional Ordinary Shares on July 1, 2009, and we agreed to issue 5.5 million additional Ordinary Shares on or before November 30, 2009.

We were in violation of the reserve to debt ratio covenant under the convertible loan agreement with Macquarie as at March 31, 2009.  Negotiations are ongoing with Macquarie with a view to restructuring the facility – with an asset sale or possibly through an equity raising.  There is however no assurance that a waiver will be granted by Macquarie or if it is, what terms and conditions may be imposed on us.  If we fail to meet the requirements of the Loan in the future, we may be required to seek additional waivers from Macquarie, which may not be granted at all or on acceptable terms.  If we are required to take certain action with respect to alternative financing arrangements, we may be unable to obtain such financing on terms acceptable to us.  As a result of the breach of covenant the financier has the right to request the immediate repayment of the debt.  These matters raise substantial doubt as to our ability to continue as a going concern.

Nature of Operations. Our principal business is the exploration and development of oil and natural gas properties in the United States, primarily focused on the Rocky Mountain region. Currently, we have four material oil and gas properties, all of which are producing. We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold. The following table sets forth a summary of certain information about our material properties. For a detailed description of each property, please see “Our Properties.”

	Proved Reserves at June 30, 2008		Working Interest (%)
Property and Location	Oil bbls	Gas mmcf
Jonah Field, Green River Basin, Wyoming	33,300	6,682	21
Look Out Wash Field, Green River Basin, Wyoming	25,100	5,631	18.2
State GC Oil and Gas Field, New Mexico	118,800	132	37
North Stockyard, Williston Basin, North Dakota	137,000	121	34.5

Each of the properties listed above is operated by a third party operator who conducts all activities at these properties pursuant to the terms of joint operating agreements. Consequently, operating results with respect to those properties are beyond our control.

In addition to the material properties listed above, we are undertaking development activities at certain other properties, many of which are 100% owned by the Company. We also intend to continue to pursue the acquisition of oil and gas properties and pursue strategic opportunities in our industry. For a more detailed description of each property, please see the section entitled “Our Properties” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.

Our registered office is located at Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 and our telephone number at that office is 618-9220-9830. Our principal office in the United States is located at 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 and our telephone number at that office is 303-295-0344. Our web site is http://www.samsonoilandgas.com.

OUR PROPERTIES

Jonah Field, (Part )Wyoming

Samson 21% Working Interest

The Jonah Field is located in the northern part of the Green River Basin in southwestern Wyoming. It is one of the largest discoveries in recent decades in the continental United States, having produced in excess of 1.5 trillion cubic feet of gas since commencing production in 1992. The field produces from a series of stacked reservoirs within the Mesaverde and Lance formations. The field is wedge shaped and trapped between two faults.

Development of this part of the field in which Samson has equity , which is currently operated by Omnimex Resources, Inc, has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is approximately 20 acres. In late 2006, approval was granted for developing the field on 10 acre spacing, which could result in 5 or 6 development wells being drilled in the Company’s acreage.

At June 30, 2008, the Jonah Field had proved reserves of 33,700 bbls and 6,682 MMCF.

Look Out Wash Field, Wyoming

Samson 18.2% Working Interest

The Look Out Wash Field is located in the Washakie Basin, which is part of the Greater Green River Basin, and is currently producing from 20 wells on Samson’s acreage.

This field produces principally from the Almond Bar, which is a stratigraphically bound trap. Several formations above and below this main target are gas productive including:

•
The Almond Fluvial formation, an interbedded sand shale and coal bed sequence, has until recently been considered a secondary target. This formation is now being included in completions and has added incremental flow rate and reserves on the Almond Bar which is the primary target in the field.

•
The Lewis Shale formation is the seal to the Almond Bar and regularly returns very large gas shows while being drilled. With the emergence of shale gas plays in the United States, this formation will be a candidate for future evaluation.

•
The Lance formation is productive within the field and as it sits above the primary zone within the Almond, which is behind pipe. The formation is gas saturated and will be exploited in the existing wells when the primary completed intervals are depleted.

•
The Ericson formation is intersected below the primary target and has been drilled only once in the field, but has returned both gas shows and flows in the immediate area. The formation is not normally drilled in the current development phase but the existing wells have been engineered such that they can be extended into this formation in the future.

At June 30, 2008, the Look Out Wash Field had net proved reserves of 25,100 bbls and 5,631 MMCF.

State GC Oil and Gas Field, New Mexico

Samson 27% and 37.0% Working Interest

The State GC oil and gas field, located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has two wells, the State GC #1 (27%) and State GC#2 (37%).  State GC #1 has produced 552,597 barrels (bbls) of oil and 0.771 BCF of gas from the Lower Leonard formation.  The ultimate recovery is estimated at million barrels of oil and 0.9 BCF natural gas. This well currently produces an average of 50 barrels of oil per day.  State GC#1 is operated by Penroc Oil Corporation.

The State GC #2 well was drilled and logged in April 2008.  Currently this well is producing at minimal rates  . Further completion operations are being planned with the intent to tap into an additional hydrocarbon bearing reservoir to increase production in this well.  .  As at the date of this report, well performance is being monitored before the remaining Bone Spring interval is completed such that additional completion activities are fully optimized.   State GC#2 is operated by Penroc Oil Corporation.

At June 30, 2008, the State GC field had net proved reserves of 118,800 barrels of oil and 132 MMCF of gas.

North Stockyard Project –Williston Basin, North Dakota

Samson Various Working Interests

In December 2006, Samson acquired a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field, which is located in the Williston Basin in North Dakota.

The prospect has the ability to deliver 5 Bakken drilling locations with each well being drilled as a horizontal intersection, which is common in the Leonard #1-23 discovery well.  Each well in the program will be dependent on the successful completion of the initial and subsequent wells.

The Harstad #1-15H (34.5% working interest) well had an acid fracture stimulation undertaken in February 2008, which increased the production rate of this well from 60 BOPD to an average of 120 BOPD for the first two months after the frac.  Production has gradually decreased after this stimulation and in line with the Company’s production forecast and is currently at 65 BOPD following a recent work-over to replace the rod string.

The Leonard #1-23H well (10% working interest) spudded on October 12, 2008 and has a surface location adjacent to the producing Harstad #1-15H well. The Leonard #1-23H well was drilled vertically to the Bluell at 10,137’ but the section did not exhibit sufficient porosity to justify the planned horizontal section. The joint venture elected to deepen the well and drill a horizontal lateral into the middle Bakken Formation, which has been proven to be productive in the region.

The Leonard #1-23H well was stimulated and initial flow back rates of around 820 BOPD were recorded. The well flowed initially unassisted up seven-inch casing at variable rates for a period of 45 days, after which the operator drilled out the constraining packer seats and ran a string of tubing and a pump to attempt to establish a stable rate.  The workover was successful in improving the production rate, which was around 70 BOPD and 150 Mcf/d during the quarter ended June 30, 2009.  However, this rate is below expectation and operational difficulties that resulted in the stimulation fluid remaining in the productive interval for a period of 45 days was not conducive to an effective stimulation.  The rock unit contains considerable clay and therefore it is highly likely that the fluid being retained has damaged the reservoir capacity to transmit fluids. The Operator of the well as advised that he intends to further re-stimulate the well with a coil tubing operation in order to rectify the damage possibly caused by leaving the stimulation fluid in the formation for a lengthy period.

The Bakken Formation gained significant prominence after the United States Geological Survey (USGS) published an estimate in April 2008 stating that the unit could recover between 3.0 and 4.3 billion barrels of oil. The USGS has determined that the Bakken Formation represents a “continuous” oil accumulation and that advances in completion technology have increased by 25 times the estimated recovery potential since the 1995 USGS study.

While the original objective of the Leonard  #1-23H well was access to the Bluell Formation, Samson elected to reduce its working interest to 10% in the deepening to the Bakken Formation in this well, maintaining an average 31% equity interest in the Bakken Formation for the balance of the acreage.  Samson has therefore been able to achieve an evaluation of the Bakken Formation in this well bore at a modest exposure while retaining significant equity in the balance of the acreage, which could be developed if this initial Bakken well is successful.

At June 30, 2008, the North Stockyard field had net proved reserves of 137,000 barrels of oil and 121 MMCF of gas.

Oil and Gas Production Information

During the three months ended June 30, 2009, we produced 5,320 barrels of oil and 173,489 mcf of gas. During the years ended June 30, 2008, 2007 and 2006, we produced 730,415, 1,291,188 and 462,363 mcf of gas, respectively.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for the periods indicated below were as follows:

THREE MONTHS ENDED	FISCAL YEAR ENDED JUNE 30
June 30, 2009	2008	2007	2006	2005	2004
- (1)	-(1)	-(1)	-(1)	-(2)	-(2)

(1) Earnings were insufficient to cover fixed charges.
(2) There were no fixed charges in 2004 or 2005.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered under this prospectus for oil and gas exploration and development activities and other general corporate purposes such as repayment of debt, if applicable.

MARKET INFORMATION

Our ADRs are listed on NYSE Amex (the “Amex”), and our Ordinary Shares are listed on the Australian Securities Exchange (the “ASX”), each trading under the symbol “SSN.”

Price History of the American Depositary Receipts

Our ADRs, which evidence ADSs, each representing twenty (20) Ordinary Shares, were listed on the Amex beginning on January 7, 2008.  As of August 7, 2009, 5,377,620 ADSs were outstanding and we had approximately 2,094 ADR holders of record. The following tables set forth, for the periods indicated, the highest and lowest market closing prices for the ADRs reported on the Amex, and its predecessor, the American Stock Exchange.  On August 7, 2009, the closing price of our ADRs on the Amex was US$0.40.

Annual High and Low Market Closing Price of ADRs on the Amex

Fiscal Year Ended	High			Low
June 30, 2009	US$	3.49	US$	0.30
June 30, 2008	US$	10.76	US$	2.35

Quarterly High and Low Market Closing Price of ADRs on the Amex

Quarter Ended	High			Low
June 30, 2009	US$	0.73	US$	0.30
March 31, 2009	US$	0.74	US$	0.30
December 31, 2008	US$	1.30	US$	0.37
September 30, 2008	US$	3.49	US$	1.02
June 30, 2008	US$	6.51	US$	2.70
March 31, 2008	US$	10.76	US$	2.35
December 31, 2007	US$	—	US$	—
September 30, 2007	US$	—	US$	—

Monthly High and Low Market Closing Price of ADRs for the Most Recent Six Months on the Amex

Month Ended	High			Low
July 31, 2009	US$	0.44	US$	0.37
June 30, 2009	US$	0.73	US$	0.41
May 31, 2009	US$	0.67	US$	0.40
April 30, 2009	US$	0.45	US$	0.30
March 31, 2009	US$	0.56	US$	0.30
February 28, 2009	US$	0.72	US$	0.36

Price History of the Ordinary Shares

Our Ordinary Shares were listed on the ASX beginning on April 17, 1980.  As of August 7, 2009, 240,394,216 Ordinary Shares were outstanding, and we had approximately 2,163 shareholders of record.  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX.  On August 7, 2009, the closing price of our Ordinary Shares on the ASX was A$0.028.

Annual High and Low Market Closing Price of Ordinary Shares on the ASX

Fiscal Year Ended	High			Low
June 30, 2009	$	A	0.19	$	A	0.01
June 30, 2008	$	A	0.28	$	A	0.11
June 30, 2007	$	A	0.38	$	A	0.19
June 30, 2006	$	A	0.53	$	A	0.28
June 30, 2005	$	A	0.45	$	A	0.12
June 30, 2004	$	A	0.25	$	A	0.07

Quarterly High and Low Market Closing Price of Ordinary Shares on the ASX

Quarter Ended	High			Low
June 30, 2009	$	A	0.04	$	A	0.03
March 31, 2009	$	A	0.04	$	A	0.02
December 31, 2008	$	A	0.08	$	A	0.01
September 30, 2008	$	A	0.19	$	A	0.08
June 30, 2008	$	A	0.28	$	A	0.12
March 31, 2008	$	A	0.23	$	A	0.11
December 31, 2007	$	A	0.23	$	A	0.16
September 30, 2007	$	A	0.25	$	A	0.18

Monthly High and Low Market Closing Price of Ordinary Shares on the ASX

Month Ended	High			Low
July 31, 2009	$	A	0.04	$	A	0.02
June 30, 2009	$	A	0.04	$	A	0.03
May 31, 2009	$	A	0.04	$	A	0.03
April 30, 2009	$	A	0.04	$	A	0.03
March 31, 2008	$	A	0.04	$	A	0.02
February 28, 2009	$	A	0.03	$	A	0.02

PLAN OF DISTRIBUTION

We may offer the securities directly to one or more purchasers, through agents, or through underwriters or dealers designated from time to time; or by way of exercise of rights granted pro rata to our existing shareholders. We may distribute the securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. We may offer securities in the same offering, or we may offer securities in separate offerings. We may offer and sell a portion of the offered securities outside the United States at an offering price and on terms specified in the prospectus supplement relating to a particular issue of the offered securities.  The applicable prospectus supplement will describe the terms of the offering of the securities, including:

•           the offeror(s) of the securities;

•           the terms of the securities to which the prospectus supplement relates;

•           the name or names of any underwriters;

•           the purchase price of the securities and the proceeds to be received from the sale;

•           any underwriting discounts and other items constituting underwriters’ compensation; and

•           any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to the conditions precedent agreed to by the parties and the underwriters will be obligated to purchase all the securities of a class or series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on an existing trading market for our Ordinary Shares or ADSs, or sales made to or through a market maker other than on an exchange.

Securities may be sold directly by our company or through agents designated by our company from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by our company to any agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase securities from our company at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable prospectus supplement.

Agents and underwriters may be entitled to indemnification by our company against some civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make relating to these liabilities. Agents and underwriters may be customers of, engage in transactions with, or perform services for, our company in the ordinary course of business.

Each class or series of securities other than the Ordinary Shares (or Ordinary Shares represented by ADSs) will be a new issue of securities with no established trading market. Any underwriter may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such securities.

DESCRIPTION OF ORDINARY SHARES

At August 7, 2009, our share capital consisted of an unlimited number of Ordinary Shares, no par value per share, of which 240,394,216 were outstanding. All outstanding Ordinary Shares are fully paid.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the ASX Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares shall be Ordinary Shares and may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine, and either at a premium or at a discount (subject to the provisions of the Corporations Act and certain conditions set forth in our constitution). Subject to the prior approval at a general meeting and notwithstanding anything contained in our constitution, the board may allot, grant options over any shares to any person or company if such allotment would have the effect of transferring a controlling interest provided that this prohibition shall not apply in any case either where such allotment is pursuant to an offer of shares to the holders of Ordinary Shares as nearly as practicable in proportion to their respective shareholding or where such person or company is already registered as the holder of a majority of the issued shares prior to such allotments. Currently our outstanding share capital consists of only one class of Ordinary Shares.

Dividend Rights

The board may from time to time determine to pay dividends to shareholders as appear to the board to be justified by our profits. All dividends must be paid in accordance with the timetable set out in the Listing Rules. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.

Voting Rights

Under our constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote each shareholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, shareholders are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Right to Share in our Profits

Pursuant to our constitution, our shareholders are entitled to participate in our profits only by payment of dividends.

The board may from time to time determine to pay dividends to the shareholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides, subject to the sanction of a special resolution, that the liquidator may divide amongst the members in-kind the whole or any part of the assets, and he may determine how the division shall be carried out as between the members or different classes of members.

Redemption Provisions

There are no redemption provisions in our constitution in relation to Ordinary Shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our constitution in relation to Ordinary Shares.

Liability for Further Capital Calls

According to our constitution, and subject to compliance with the requirements of the Corporations Act, the board may make any calls from time to time upon shareholders in respect to all monies unpaid on shares, which are not by the terms of issue of those shares made payable at fixed times. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our constitution provides that if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), whether or not we are being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. The provisions of our constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be members present holding or representing three quarters of the issued shares of the class and that any member present holding shares of the class may demand a poll.

General Meetings of Shareholders

General meetings of shareholders may be called by the board of directors whenever it deems fit, provided that a general meeting to be called the annual general meeting must be held at least once every calendar year and held in accordance with the Corporations Act. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act also requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our shareholders is required under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally, this Act applies to acquisitions or proposed acquisitions:

•
by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

•
by a non-associated foreign person which would result in foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest, or if it resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

In addition to the Foreign Acquisitions and Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Samson. However, there are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of Samson.

Ownership Threshold

There are no provisions in our constitution, which require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the ASX once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its interest in our shares.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act.

Regulation of Takeovers

We are governed by the Corporations Act which provides shareholders with broad protection in relation to takeovers, including:

•	that the acquisition of control over voting shares takes place in a efficient, competitive and informed market;
•	that shareholders have enough information to assess the merits of a proposal; and
•
that shareholders all have a reasonable and equal opportunity to participate in any benefits accruing to the shareholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the ASX Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our Ordinary Shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the ASX before we are told a person is making or proposes to make a takeover for our shares;
•	an issuance to our ordinary shareholders on a pro-rata basis;
•	an issuance made due to an exercise of rights of conversion already in existence;
•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;
•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;
•	if there is an agreement to issue shares and such agreement is conditional on ordinary shareholders approving the issuance before the issuance is made.

As applied to Samson, the Corporations Act prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in Samson if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises. The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in Samson is deemed to have a relevant interest in those shares. Certain situations (set out in section 609 of the Corporations Act), which would otherwise constitute the holding of a relevant interest, are excluded from the definition.

A person’s voting power in Samson is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act) holds a relevant interest.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporation Act. Any person (whether a shareholder or not) has the right to inspect our Company registers. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our shareholders are open for inspection to our shareholders free of charge. Other corporate records, including minutes of directors meetings, financial records and other documents, are not open for inspections by shareholders, However, a shareholder may apply to a court to make an order for inspection of our books, if the applicant shareholder is acting in good faith and the inspection is made for a proper purpose.

CHESS

We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House Business Rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete Company register. We do not issue share certificates to shareholders. Instead, we provide shareholders with a holding statement (similar to a bank account statement) that sets out the number of Ordinary Shares registered in each shareholder’s name. This statement also advises shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS represents 20 Ordinary Shares (or a right to receive 20 Ordinary Shares) deposited with Bank of New York Mellon, each as the custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

Our ADSs may be held either directly (by having an ADR registered in the holder’s name) or indirectly through a broker or other financial institution. If our ADSs are held directly, the holder of the ADS is an ADR holder. This description assumes our ADSs are held directly. If our ADSs are held indirectly, the indirect holder must rely on the procedures of his, her or its broker or other financial institution to assert the rights of ADR holders described in this section and should consult with his, her or its broker or financial institution to find out what those procedures are.

Holders of our ADRs will have certain rights. A deposit agreement among us, the depositary and our ADR holders sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. We will not treat our ADR holders as shareholders, and our ADR holders will not have shareholder rights. Australian law governs shareholder rights. (For a description of our shareholders’ rights, see “Description of Ordinary Shares”). The depositary will be the holder of the shares underlying our ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, our ADR holders should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will our ADR holders receive dividends and other distributions on the Ordinary Shares?

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution in proportion to the number of ADRs representing the underlying shares. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. Before making a distribution, the depositary will deduct any withholding taxes and fees that must be paid.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to our ADR holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, our ADR holders will receive no value for them.

The depositary will not offer the rights unless both the rights and the securities to which the rights relate are exempt from registration under the Securities Act or are registered under the Securities Act. If the depositary makes rights available to our ADR holders, it will exercise the rights and purchase the shares at the request of and on each ADR holder’s behalf if our ADR holders pay it the exercise price and any other charges the rights require our ADR holders to pay. The depositary will then deposit the shares and deliver ADSs to our ADR holders.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, our ADR holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to our ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to our ADR holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

How are ADRs issued?

The depositary will deliver ADRs if Ordinary Shares or evidence of rights to receive Ordinary Shares are deposited with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADRs at its office to the persons requested.

How do ADR holders cancel ADRs and obtain Ordinary Shares?

Our ADR holders may turn in their ADRs at the depositary’s office in order to withdraw the securities represented by the ADR. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADR to the ADR holder or a person he, she or it designates at the office of the custodian. Or, at the ADR holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do our ADR holders vote?

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. Otherwise, our ADR holders will not be able to exercise their right to vote unless they withdraw the Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the shares.

If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The materials will (1) describe the matters to be voted on and contain such information as is contained in the notice from us, (2) include a statement that the ADR holders on a specified record date will be entitled to direct the depositary to vote the shares or other deposited securities underlying the ADRs, subject to applicable law and our Constitution, and (3) explain how our ADR holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement and the depositary’s operating documents, to vote or to have its agents vote the shares or other deposited securities as our ADR holders instruct. The depositary shall not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADR holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing shares or ADR holders must pay:	For:

US$0.02 (or less) per ADS	• Any cash distribution to our ADR holders

A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars
• Whenever the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities

If we:	Then:
• Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to our ADR holders • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask our ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying new deposited securities.

Payment of Taxes

The ADR holder is required to pay all taxes and other governmental charges that may be payable in respect of any their ADSs, or the shares or other securities underlying their ADSs. The depositary may refuse to effect a transfer of any ADRs or refuse to effect the withdrawal of any securities underlying the ADRs while any such taxes and charges are outstanding. The depositary may deduct the amount of any taxes owed from any payments to our ADR holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Our ADR holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to our ADR holders any proceeds, or send to our ADR holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without the consent of our ADR holders for any reason which we deem desirable. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, our ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. In no event will an amendment impair the right of ADR holders to surrender and withdraw the underlying securities, except in order to comply with the applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so by notifying our ADR holders at least 60 days before termination. The depositary may also terminate the deposit agreement if the depositary has notified us that it would like to resign and by notifying our ADR holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADRs. At any time after the expiration of four months from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations after the sale of the deposited securities will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
•	are not liable if either of us exercises discretion permitted under the deposit agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf any of our ADR holders or on behalf of any other party;
•
are not liable for any action or non action in reliance on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holders or any other person believed in good faith to be competent to give such information;

•	are not liable for any acts or omissions made by a successor depositary; and
•	are not responsible for a failure to carry out any instructions for the depositary to vote the ADSs.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Ordinary Shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Ordinary Shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;
•	delivery of the certificates that we may specify to the depositary to assure compliance with the Securities Act; and
•	compliance with laws and regulations, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right of our ADR holders to Receive the Ordinary Shares Underlying their ADRs

Our ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

•
When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When ADR holders seeking to withdraw Ordinary Shares owe money to pay fees, taxes and similar charges.
•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying Ordinary Shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Inspection Rights of ADR Holders

The depositary will make available for inspection by holders of ADRs at its Corporate Trust Office any reports, notices and other communications, including any proxy soliciting material, received from the Company which are received by the depositary as the holder of the underlying Ordinary Shares and made generally available to the holders of Ordinary Shares by the Company. The depositary will keep books, at its Corporate Trust Office, for the registration of ADRs and transfers of ADRs which shall at all reasonable times be open for inspection by the ADR holders, provided that such inspection shall not be for the purpose of communicating with other ADR holders for purposes other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities that we may offer under this prospectus.  While the terms summarized below will apply generally to any future debt securities we may offer under this prospectus, we will describe the particular terms of any debt securities that we offer in more detail in the applicable prospectus supplement.  The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below; however, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness.  As of the date of this prospectus, we have no outstanding registered debt securities.

The debt securities will be issued under an indenture, as supplemented from time to time (the “debt indenture”) between us and a duly qualified financial institution as trustee (the “debt trustee”).  Wholly owned subsidiaries of the Company (each, a “Samson subsidiary”) may issue guaranteed debt securities under an indenture, as supplemented from time to time (the “guaranteed debt indenture”) between such Samson subsidiary, the Company as guarantor, and a duly qualified financial institution as trustee (the “guaranteed debt trustee”).  Except where the context clearly refers to a Samson subsidiary as the issuer and the Company as the guarantor of those securities, “we”, “us” and “our” in this section refers to either the Company or a Samson subsidiary, whichever is issuing the debt securities at any particular time.

The term “trustee” refers to the debt trustee or the guaranteed debt trustee, as appropriate.  We will refer to the debt indenture and the guaranteed debt indenture together as the “indentures” and each as an “indenture”.  The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended, or “Trust Indenture Act.”

The following summaries of material provisions of the debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities.  We urge you to read the applicable prospectus supplements related to the debt securities that we sell under this prospectus, as well as the indenture that contains the terms of the debt securities.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officer’s certificate or by a supplemental indenture.  The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series.

The indenture does not limit the amount of debt securities that we may issue under the indenture.  The debt securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount.  The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered, including:

•	whether the debt securities are issues by the Company or a Samson subsidiary;

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•
the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal, premium and interest payments may be made on the debt securities;

•	the currency or currencies in which the debt securities are issued and payable;

•	the conversion or exchange provisions applicable to the debt securities;

•	any mandatory or optional redemption provisions applicable to the debt securities;

•	any sinking fund or analogous provisions applicable to the debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the entire principal amount;

•	any provisions relating to any security provided for the debt securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	whether the debts securities are guaranteed and the terms of such guarantee;

•	any additions or changes to, or deletions from, the events of default, covenants or acceleration provisions applicable to the debt securities;

•	the trustee for the series of debt securities and any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities; and

•	any other specific terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company (“DTC”) or Cede & Co. (DTC’s partnership nominee), as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement.  Except as set forth under the heading “Book-Entry Debt Securities” below, debt securities will not be issuable in certificated form.

Book-Entry Debt Securities

Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants.  Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants.  The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities.  Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants).  The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form.  These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture.  Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture.  Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security.  Samson, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal of, or premium or interest on, a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary.  We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the 1934 Act, and a successor depositary registered as a clearing agency under the 1934 Act is not appointed by us within 90 days.  In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series.  Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing.  Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee.  We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Certificated Debt Securities

Transfer or Exchange of Certificated Debt Securities.  You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture.  No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

Full and Unconditional Guarantee of Debt Securities by Samson Oil & Gas Limited

The Company will fully and unconditionally guarantee any guaranteed debt securities issued by a Samson subsidiary under a guarantee of the payment of principal of, and any premium, and interest on, these debt securities when due, whether at maturity or otherwise.  The Company may be required to obtain the approval of relevant lenders at the time of such proposed guarantees to provide this guarantee.  Therefore, the issuance of debt securities by a Samson subsidiary under this prospectus may be subject to the approval of such lenders.  Under the terms of the full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against a Samson subsidiary before they proceed directly against the Company.

No Protection In the Event of a Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.  Unless otherwise provided in the applicable prospectus supplement, the following covenant will apply to all debt securities.

Consolidation, Merger and Sale of Assets

We may not, unless the terms of debt securities provide otherwise, consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•
we are the surviving corporation, or the surviving entity (if other than Samson) or the acquiror of our properties and assets is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations under the debt securities and the indenture;

•
immediately prior to and after giving effect to the transaction, no default or event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Events of Default

Unless otherwise provided in the applicable prospectus supplement, the indenture defines an event of default with respect to any series of debt securities, as one or more of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

•	default in the payment of principal of any debt security of that series when due and payable;

•
an event of default occurs and is continuing, or the failure by us to comply with any of the agreements contained in the debt securities of that series or the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or from the holders of not less than 50% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities.  The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time.  In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 50% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series.  In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such lesser amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities.  At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture.  We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.  The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities if the request conflicts with law or the indenture, is unduly prejudicial to the rights of another holder of debt securities of that series, or may involve the trustee in personal liability.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•
the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security’s right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment shall not be impaired or affected without the consent of the holder.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture.  The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

Samson and the trustee as to any series of debt securities may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments.  The holders of at least a majority in principal amount of outstanding debt securities of the series affected may also waive compliance in a particular instance with any provision of the indenture.  Nevertheless, in no event may a modification, amendment or waiver, without the consent of the holders of each series of affected debt security then outstanding:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the amount of, or postpone the date fixed for, the payment of a sinking fund or analogous provision;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or waive a redemption payment or alter the redemption provisions with respect thereto;

•	make the principal of or premium or interest on any debt security payable in a currency other than that stated in the debt security;

•	reduce the principal amount of original issue discount securities payable upon acceleration of maturity;

•
make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•
waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration).

Subject to the limitations discussed above, the holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any existing or past default or event of default under the indenture with respect to that series and its consequences, except a default or event of default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance.  The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents).  We will be so discharged upon the deposit with the trustee, in trust, of money and/or United States government obligations or, in the case of debt securities denominated in a single currency other than United States dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Covenant Defeasance.  The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•
we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or an event of covenant defeasance.

The conditions include:

•
depositing with the trustee money and/or United States government obligations or, in the case of debt securities denominated in a single currency other than United States dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•
delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default.  In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities, and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or United States government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default.  However, we shall remain liable for those payments.

For purposes of this discussion, “foreign government obligations” means, with respect to debt securities of any series that are denominated in a currency other than United States dollars:

•
direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•
obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Federal Income Tax Consequences and Other Special Considerations

We will provide you with information on the federal income tax and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

As of the date of this prospectus, we have 13,495,765 warrants and options issued to holders other than officers, directors and employees outstanding for the purchase of Ordinary Shares.  Each of such outstanding warrants or options is exercisable for one Ordinary Share at an initial exercise price ranging from A$0.25 to A$0.45 per share, subject to any adjustments made pursuant to the warrant agreements.  Our outstanding warrants and options (excluding options held by officers, directors and employees) will expire on various dates ranging from December 31, 2009 to October 10, 2012.  Our outstanding warrants are subject to warrant agreements that contain terms that, other than the exercise price and the expiration date, are similar to the terms of the warrant agreement by which the warrants to be issued under this prospectus will be governed.

We may issue warrants for the purchase of debt securities, Ordinary Shares or units consisting of any combination of the foregoing securities.  Each series of warrants will be issued under a separate warrant agreement.  The applicable prospectus supplement will describe the terms of the warrants offered, including but not limited to the following:

•	the number of warrants offered;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies in which the prices of the warrants may be payable;

•	the securities for which the warrants are exercisable;

•	whether the warrants will be issued with any other securities and, if so, the amount and terms of these securities;

•
the amount of securities purchasable upon exercise of each warrant and the price at which and the currency or currencies in which the securities may be purchased upon such exercise, and the events or conditions under which the amount of securities may be subject to adjustment;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	the circumstances, if any, which will cause the warrants to be deemed to be automatically exercised;

•	any material risk factors relating to such warrants;

•	if applicable, the identity of the warrant agent; and

•	any other terms of such warrants.

Prior to the exercise of any warrants, holders of such warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, or the right to vote such underlying securities.

Prospective purchasers of warrants should be aware that special United States federal income tax, accounting and other considerations may be applicable to instruments such as warrants.  The applicable prospectus supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such warrants.

DESCRIPTION OF RIGHTS TO PURCHASE ORDINARY SHARES

We may issue subscription rights to purchase Ordinary Shares.  We may issue these rights independently or together with any other offered security.

The applicable prospectus supplement will describe the specific terms of any subscription rights offering, including:

•	the title of the subscription rights;

•	the securities for which the subscription rights are exercisable;

•	the exercise price for the subscription rights;

•	the number of subscription rights issued;

•	the extent to which the subscription rights are transferable;

•	if applicable, a discussion of the material US federal or income tax considerations applicable to the issuance or exercise of the subscription rights;

•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	if applicable, the record date to determine who is entitled to the subscription rights and the ex-rights date;

•	the date on which the rights to exercise the subscription rights will commence, and the date on which the rights will expire;

•	the extent to which the offering includes an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting arrangement we enter into in connection with the offering.

Each subscription right will entitle its holder to purchase for cash a number of Ordinary Shares, ADSs or any combination thereof at an exercise price described in the prospectus supplement.  Subscription rights may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement.  Ant the close of business on the expiration date, all unexercised subscription rights will become void.

Upon receipt of payment and the subscription form properly completed and executed at the subscription rights agent’s office or another office indicated in the prospectus supplement, we will, as soon as practicable, forward the Samson Ordinary Shares or ADSs purchasable with this exercise.  Rights to purchase Ordinary Shares in the form of ADSs will be represented by certificates issued by the ADS depositary upon receipt of the rights to purchase Ordinary Shares registered hereby.  The prospectus supplement may offer more details on how to exercise the subscription rights.

Depending on the nature of the offering, we may enter into a standby underwriting arrangement with one or more underwriters under which the underwriter(s) will purchase any offered securities remaining unsubscribed for after the offering, as described in the prospectus supplement.

LEGAL MATTERS

Minter Ellison will provide its opinion on the validity of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of Samson Oil & Gas Limited for the year ended June 30, 2008 incorporated by reference herein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing the condition that raises substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Samson Oil & Gas Limited as of June 30, 2007 and for the two year period then ended incorporated by reference herein have been audited by Ernst & Young, independent registered public accounting firm, as set forth on its report thereon, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MHA Petroleum Consultants, Inc. has consented to the incorporation by reference in this Registration Statement of the statement of oil and gas reserves contained in its engineering report for the year ended June 30, 2007.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Indemnification of Officers and Directors

Constitution

Samson’s Constitution provides that, subject to Section 199A of the Corporations Act (discussed below), Samson must, to the extent the person is not otherwise indemnified, indemnify every officer of the Company and its wholly-owned subsidiaries against a liability:

(a)   incurred as officer to a person other than the Company or a related body corporate (including a liability incurred as a result of appointment or nomination of the Company or a subsidiary as a trustee or as an officer of another corporation) unless the liability arises out of conduct involving a lack of good faith or is a liability for a pecuniary penalty order under section 1317G or a compensation order under section 1317H; and

(b)   for costs and expenses incurred in defending civil or criminal proceedings in which judgement is given in favour of that person, or in which that person is acquitted, or in which the grounds for making a court order sought by Australian Securities and Investments Commission or a liquidator are found by the court not to have been established, or in connection with proceedings for relief to that person under the Corporations Act 2001 in which the court grants the relief.

Corporations Act

Section 199A (1) of the Corporations Act provides that a company or a related body corporate must not exempt a person from a liability to the company incurred as an officer of the company. Section 199A(2) of the Corporations Act provides that a company or a related body corporate must not indemnify a person against any of the following liabilities incurred as an officer of the company:

•	a liability owed to the company or a related corporate entity;

•	a liability for a pecuniary penalty order or compensation order under specified provisions of the Corporations Act; or

•	a liability that is owed to someone other than the company or a related corporate entity that did not arise out of conduct in good faith.

Section 199A (2) does not apply to a liability for legal costs.

Section 199A(3) provides that a company or a related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer of the company if the costs are incurred:

•	in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under Section 199A(2);

•	in defending or resisting criminal proceedings in which the person is found guilty;

•
in defending or resisting proceedings brought by the Australian Securities and Investments Commissions (“ASIC”) or a liquidator for a court order if the grounds for making the order are found by the court to have been established (this does not apply to costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the person under the Corporations Act in which the court denies the relief.

Section 199B of the Corporations Act provides that a company or a related body corporate must not pay, or agree to pay, a premium for a contract insuring a person who is or has been an officer of the company against a liability (other than one for legal costs) arising out of:

•	conduct involving a willful breach of any duty in relation to the company; or

•	contravention of the officer’s duties under the Corporations Act not to improperly use their position or make improper use of information obtained as an officer.

For the purpose of sections 199A and 199B, an “officer” of a company includes:

•	a director or secretary;

•	a person who makes, or participates in making, decisions that affect the whole, or a substantial part, of the business of the company;

•	a person who has the capacity to significantly affect the company’s financial standing; and

•	a person in accordance with whose instructions or wishes the directors of the company are accustomed to act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

$50,000,000

Ordinary Shares, no par value, in the form of Ordinary Shares or American Depositary Shares
Debt Securities
Guaranteed Debt Securities
Warrants to Purchase Ordinary Shares
Rights to Purchase Ordinary Shares

August 21, 2009